UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Spanish Securities Market legislation, hereby proceeds to notify the following:

OTHER RELEVANT INFORMATION

Further to the notice of Inside Information of 30 January 2024, with registration number 2084, and to the notice of Inside Information of 1 March 2024, with registration number 2152 (the “II for the Program Execution”), BBVA hereby announces the completion of the execution of the Buyback Program1 as the maximum monetary amount of 781 million euros communicated in the II for the Program Execution has been reached.

With the acquisition of the last shares referenced below, the total number of shares acquired during the execution of the Buyback Program is 74,654,915 own shares, representing, approximately, 1.28% of BBVA’s share capital as of this date.

All acquisitions made in execution of the Buyback Program have been duly notified to the competent authorities, in accordance with the provisions of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014, and Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016.

As disclosed in the II for the Program Execution, the purpose of the Buyback Program is to reduce BBVA’s share capital by means of the redemption of the shares acquired. In this regard, BBVA expects to carry out the redemption of all of the own shares acquired in execution of the Buyback Program.

Likewise, BBVA informs that it has carried out the following transactions on its own shares in execution of the Buyback Program between 2 and 9 April 2024 (both inclusive):

1 “Buyback Program” shall have the same meaning as provided in the II for the Program Execution.

Date	Security	Transaction	Trading Venue	Number of Shares	Weighted average price €
4/2/2024	BBVA.MC	Purchase	XMAD	1.875.000	11,0065
4/2/2024	BBVA.MC	Purchase	CEUX	1.000.000	11,0066
4/2/2024	BBVA.MC	Purchase	TQXE	175.000	11,0066
4/3/2024	BBVA.MC	Purchase	XMAD	1.875.000	11,0804
4/3/2024	BBVA.MC	Purchase	CEUX	1.000.000	11,0804
4/3/2024	BBVA.MC	Purchase	TQXE	175.000	11,0800
4/4/2024	BBVA.MC	Purchase	XMAD	1.875.000	11,2289
4/4/2024	BBVA.MC	Purchase	CEUX	1.000.000	11,2286
4/4/2024	BBVA.MC	Purchase	TQXE	175.000	11,2282
4/5/2024	BBVA.MC	Purchase	XMAD	1.875.000	11,0177
4/5/2024	BBVA.MC	Purchase	CEUX	1.000.000	11,0170
4/5/2024	BBVA.MC	Purchase	TQXE	175.000	11,0178
4/8/2024	BBVA.MC	Purchase	XMAD	1.875.000	10,6693
4/8/2024	BBVA.MC	Purchase	CEUX	1.000.000	10,6687
4/8/2024	BBVA.MC	Purchase	TQXE	175.000	10,6684
4/9/2024	BBVA.MC	Purchase	XMAD	1.455.363	10,6056
4/9/2024	BBVA.MC	Purchase	CEUX	–
4/9/2024	BBVA.MC	Purchase	TQXE	–
TOTAL				16.705.363

Issuer name: Banco Bilbao Vizcaya Argentaria, S.A. - LEI K8MS7FD7N5Z2WQ51AZ71

ISIN Code of the ordinary shares of BBVA: ES0113211835

Detailed information regarding the transactions carried out within the referred period is attached as Annex 1.

Madrid, 9 April 2024

ANNEX 1

Detailed information on each of the transactions carried out in execution of the Program between 2 and 9 April 2024 (both inclusive)

https://shareholdersandinvestors.bbva.com/the-share/significant-events/#2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 9, 2024	By: /s/ Jose Maria Caballero Cobacho
Name: Jose Maria Caballero Cobacho
Title: Global ALM Director